SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 333-86830

CUSIP No. 284-859-105

(Check one)

☒ Form 10-K and Form 10-KSB

☐ Form 11-K

☐  Form 20-F  ☐ Form 10-Q and form 10-QSB

☐ Form N-SAR

For period ended: March 31, 2000

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and form 10-QSB

☐ Transition Report on Form N-SAR

For the transition period ended _____________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates_____________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant:    Electric Aquagenics Unlimited, Inc.

Former name if applicable:                 N/A

Address of principal executive office (Street and number):

1464 West 40 South, Suite 200

Lindon, Utah 84042

PART II

RULE 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

   ☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III

NARRATIVE

   State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

(See Attached)

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Randy K. Johnson                   (801)                   328-3600

        (name)                       (area code)       (telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

☐ Yes     ☒ No

       Electric Aquagenics Unlimited, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 30, 2005

By: /s/ Gaylord M. Karren

      Gaylord M. Karren

      Chief Executive Officer

PART III

of

FORM 12b-25

Notification of Late Filing

Electric Aquagenics Unlimited, Inc., a Delaware corporation (the “Company”), cannot complete its report on Form 10-KSB for the fiscal year ended December 31, 2004 without unreasonable effort and expense because of the following facts:

1.

On October 26, 2004, the Company replaced its independent audit firm.  The transition from the former audit firm to the new audit firm has taken longer and has been more complicated than the Company had anticipated.  This has resulted in the new audit firm being unable to complete its audit of the Company’s financial statements for the year ended December 31, 2004 in time to make a timely filing of the Company’s report on Form 10-KSB without unreasonable effort or expense.

2.

For several months the Company has been searching for a qualified financial expert to serve as the Company’s Chief Financial Officer.  These efforts have proven unsuccessful.  The lack of a qualified Chief Financial Officer has resulted in delays in preparing financial statements in a timely manner, which has contributed to the Company’s inability to timely file its report on Form 10-KSB for the year ended December 31, 2004.  The hiring of a qualified Chief Financial Officer is a top priority for the Company.

4